OPEN TEXT CORPORATION

275 Frank Tompa Drive

Waterloo, Ontario, Canada

T (519) 888-7111 F (519) 888-0677

February 18, 2010

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention: Melisa Kindelan,

Staff Accountant, Division of Corporation Finance

Re:	Open Text Corporation

File No. 0-27544

Dear Ms. Kindelan:

This letter reflects our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 16, 2010 to Mr. Paul McFeeters, our Chief Financial Officer. The Comment letter relates to our Form 10-K for the fiscal year ended June 30, 2009, (“Form 10-K”) which was filed with the Commission on August 21, 2009.

The response set forth below has been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Year Ended June 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates

Goodwill, page 37

1. We note your response to our prior comment 3 where you indicated that as of the date of your last goodwill annual impairment analysis, all of your reporting units were substantially in excess of the carrying value. Please confirm that to the extent you determine that the estimated fair value substantially exceeds the carrying value for all of your reporting units; you will disclose this information in your future filings.

In addition to our earlier response to question 3 of the Staff’s comment letter dated December 22, 2009, we confirm that to the extent we determine during our annual goodwill impairment analysis that our estimated fair value substantially exceeds the carrying value for all of our reporting units, we will disclose this information in future filings.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement of the Commission has access to all information provided to the Staff in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (905) 762-6121.

United States Securities and Exchange Commission

February 18, 2010

Sincerely,

/s/ Paul McFeeters.

Paul McFeeters.

cc:	Gordon A. Davies, Chief Legal Officer and Corporate Secretary,
Open Text Corporation
KPMG, Canada, LLP

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